UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless expands into M2M connectivity services with acquisition of Wireless Maingate

Sierra Wireless agrees to acquire Sweden-based Wireless Maingate for $90 million; expanding its position in the M2M value chain with the addition of wireless connectivity and value-added services for European customers

VANCOUVER, British Columbia & KARLSKRONA, Sweden--(BUSINESS WIRE)--December 22, 2014--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) and Wireless Maingate AB (Maingate), a Sweden-based provider of machine-to-machine (M2M) connectivity and data management services, today announced that Sierra Wireless has entered into a definitive agreement to acquire Maingate for US $90 million in cash. The transaction is expected to close in February 2015.

“The acquisition of Maingate is a strong strategic fit for Sierra Wireless, helping us to accelerate our device-to-cloud mission with the addition of leading edge wireless M2M connectivity and managed services,” said Jason Cohenour, Sierra Wireless President and CEO. “Maingate has a strong base of top-tier M2M customers and a proven technology platform that we believe will enable market expansion and accelerated services growth through our channels.”

Maingate provides managed M2M connectivity and information management services to more than 500 customers across Europe, reaching a subscriber base of more than 500,000 connected devices. With a strong base of recurring revenue, Maingate expects 2014 revenue of over US $19 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of US $6 million. Sierra Wireless expects the transaction to be immediately accretive to earnings.

“Joining with Sierra Wireless enables us to accelerate our growth in Europe and broaden our customer base,” said Baard Eilertsen, CEO of Maingate. “Enterprises throughout Europe are looking for efficient ways to connect their assets and digitize their businesses, and the combined offering from Sierra Wireless and Maingate is the perfect solution for that.”

Founded in 1998, Maingate was a pioneer in offering wireless services specifically for the M2M market. The company’s services are based on its managed M2M connectivity platform, and support direct customer interaction through its specialized service management platform, Maingate Manager. Maingate services are delivered along with dedicated operations and customer support, creating an optimal environment for M2M deployments. Maingate’s value-added services include leading-edge over-the-air subscription provisioning and tailored connectivity solutions for a broad range of M2M industries. Together, Sierra Wireless and Maingate will be able to offer customers in Europe complete device-to-cloud solutions, with fully integrated hardware, embedded software development tools, cloud-based application development, device and subscription management, and wireless services.

Sierra Wireless will acquire all the outstanding shares of Maingate, including those held by Nordic private equity fund Verdane Capital VI, and retain the company’s M2M business which includes wireless connectivity services for M2M. Maingate’s current shareholders will retain the Enterprise Solutions business (which will be transferred to a new company called Maingate Enterprise Solutions AB prior to closing), which provides real-time data management tailored for energy services.

CIBC World Markets Inc. is acting as financial advisor, and Blake Cassels & Graydon LLP and Advokatfirman Delphi are acting as legal counsel, to Sierra Wireless. Jefferies International Limited is acting as financial advisor and Advokatfirman Vinge KB is acting as legal counsel for Maingate.

Conference call and webcast

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors today, December 22, at 8:30 AM Eastern time (5:30 AM PT). A live slide presentation will be available for viewing from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.

Toll-free (Canada and US): 1 (877) 201-0168

Alternate number: 1 (647) 788-4901

Conference ID: 56518402

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/webcast/sierrawireless/20141222

The webcast will remain available at the above link for one year following the call.

About Wireless Maingate AB

Founded in 1998, Wireless Maingate AB is an ICT company, providing M2M Connectivity and Data Management services to customers around Europe. We are a trusted partner to more than 500 customers, including leading utilities such as EON, Fortum and Vattenfall. We work closely with leading technology partners such as Giesecke & Devrient, Oberthur, Schneider Electric, Kamstrup, Telia, and Tele2. Today we connect more than 55% of all smart meters in Sweden, 20% of all smart meters in Finland, 70% of the Point-of-Sale terminals in Sweden and 40% of all residential alarms in Sweden. Maingate is a portfolio company in the Nordic private equity fund Verdane Capital VI.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media Relations:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com
or
onechocolate communications
Daniel Couzens, +44 (0)20 7437 0227
danielc@onechocolatecomms.co.uk
or
Investor Relations:
Sierra Wireless
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	December 22, 2014